Exhibit 21.1
TechnipFMC plc
Significant Subsidiaries of the Registrant
December 31, 2023

Name of Company	Country of Incorporation
Asiaflex Products Sdn Bhd	Malaysia
Lusotechnip Engenharia, Sociedade Unipessoal Lda.	Portugal
Technip Brasil - Engenharia, Instalacoes E Apoio Maritimo Ltda	Brazil
Technip Oceania Pty Ltd	Austrailia
Technip Offshore International SAS	France
Technip UK Ltd	United Kingdom
Technip-Coflexip U.K Holdings Ltd.	United Kingdom
TechnipFMC Angola LDA.	Angola
TechnipFMC Cash B.V.	Netherlands
TechnipFMC Corporate Holdings Ltd.	United Kingdom
TechnipFMC Finance ULC	United Kingdom
TechnipFMC Ghana Limited	Ghana
TechnipFMC Group Holdings Limited	United Kingdom
TechnipFMC Guyana Inc	Guyana
TechnipFMC International Finance Ltd	United Kingdom
TechnipFMC International Holdings BV	Netherlands
TechnipFMC International UK Ltd	United Kingdom
TechnipFMC Subsea France SAS	France
TechnipFMC US Holdings, Inc	United States
TechnipFMC USA, Inc	United States
TIOS AS	Norway